UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

INTERCEPT PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45845P108

(CUSIP Number)

Mark Pruzanski

c/o Intercept Pharmaceuticals, Inc.

18 Desbrosses Street

New York, NY 10013

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4584P108	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Pruzanski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 871,087 *
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 871,087 *
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,087 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% **
14.	TYPE OF REPORTING PERSON (see instructions)

* Consists of 405,106 shares of common stock, including 24,339 shares of common stock received on April 9, 2013 upon the vesting of restricted stock units previously granted by the Company, and options to purchase 465,981 shares of common stock that are exercisable within 60 days of April 9, 2013.

** Percentage based on an aggregate of 16,694,681 shares of common stock outstanding as of April 9, 2013.

CUSIP No. 45845P108	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

 This Schedule 13D (the “Statement”) relates to the common stock (the “Common Stock”) of Intercept Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), with its principal executive offices located at 18 Desbrosses Street, New York, New York 10013. The Common Stock is listed on the NASDAQ National Market under the ticker symbol “ICPT.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

(a) – (c) Mark Pruzanski, the reporting person, is the president and chief executive officer of the Company and a member of the Company’s board of directors. Dr. Pruzanski’s address is c/o 18 Desbrosses Street, New York, New York 10013.

(d) – (e) None.

(f) Dr. Pruzanski is a Canadian citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

 In September 2002, in connection with the incorporation of the Company, Dr. Pruzanski purchased 380,767 shares of Common Stock (“Founders Shares”) for an aggregate consideration of $11,000. Dr. Pruzanski purchased his Founders Shares with personal funds.

As an employee of the Company, Dr. Pruzanski periodically receives equity grants under the Company’s equity incentive plans. On April 9, 2013, Dr. Pruzanski received 24,339 shares of Common Stock upon the vesting of a portion of his restricted stock units. As of April 9, 2013, Dr. Pruzanski had (i) options to purchase an aggregate of 554,272 shares of Common Stock at a weighted average exercise price per share of $7.43, of which options to purchase 465,981 shares of common stock were exercisable within 60 days thereof, and (ii) unvested restricted stock units for 53,545 shares of Common Stock.

Item 4.  Purpose of Transaction.

 Dr. Pruzanski acquired the Founders Shares as a founder of the Company. Dr. Pruzanski received his options to purchase Common Stock and restricted stock units for Common Stock as part of the equity grants made to him for his service to the Company. It is anticipated that Dr. Pruzanski will continue to receive equity grants under the Company’s equity incentive plans for his service to the Company.

In March 2013, Dr. Pruzanski entered into a pre-arranged stock trading plan designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which permits the sale of a maximum of 150,000 shares of Common Stock that may be received upon the exercise of vested stock options on or prior to October 11, 2013. Dr. Pruzanski entered into his pre-arranged trading plan for personal financial management reasons. See the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2013.

CUSIP No. 45845P108	13D	Page 4 of 7 Pages

Except as set forth in this Statement, Dr. Pruzanski has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Company's capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) As of April 9, 2013, Dr. Pruzanski was the beneficial owner of an aggregate of 871,087 shares of Common Stock, which consist of 405,106 shares of Common Stock, including 24,339 shares of Common Stock received on April 9, 2013 upon the vesting of restricted stock units previously granted by the Company, and options to purchase 465,981 shares of Common Stock that are exercisable within 60 days of April 9, 2013. Dr. Pruzanski has sole voting and dispositive power in relation to all these shares of Common Stock. Based on an aggregate of 16,694,681 shares of Common Stock outstanding as of April 9, 2013, the shares beneficially owned by Dr. Pruzanski represent 5.1% of the issued and outstanding shares of Common Stock.

(c) The response to Item 3 above is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the agreements and the relationships described below, to the best knowledge of the reporting person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Third Amended and Restated Stockholders Agreement

Dr. Pruzanski is a party to the Third Amended and Restated Stockholders Agreement, dated as of August 9, 2012 (the “Stockholders Agreement”), which grants certain holders of the Common Stock (including Dr. Pruzanski) the right to require the Company to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”), to register their shares, subject to certain limitations and restrictions set forth therein. These registration rights include “demand rights” pursuant to which such holders may demand that the Company file a registration statement and “piggy-back rights” pursuant to which such holders may request that their shares of Common Stock be covered by a registration statement that the Company is otherwise filing.

Commencing on April 9, 2013, certain holders of the Common Stock identified in the Stockholders Agreement (including Dr. Pruzanski, the “Major Holders”) are entitled to certain demand registration rights. If holders of at least 30% of the shares of Common Stock covered by the registration rights (the “Registrable Securities”) request a registration of securities with an aggregate value of at least $25,000,000, the Company may be required to register such Registrable Securities.

Commencing on April 9, 2013, in the event that the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other stockholders (other than a registration statement on Form S-8 or Form S-4 to cover securities proposed to be issued in exchange for securities or assets of another corporation), the holders of Registrable Securities, including Dr. Pruzanski, and certain other parties to the Stockholders Agreement will be entitled to certain “piggyback” registration rights allowing the holders to include their shares of Common Stock in such registration, subject to certain marketing and other limitations. As a result, whenever the Company proposes to file a registration statement under the Securities Act, other than with respect to a registration related to the shares of Common Stock issuable under employee benefit plans and in certain other circumstances, the holders of the Registrable Securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares of Common Stock included in the registration, to include their shares of Common Stock in the registration.

CUSIP No. 45845P108	13D	Page 5 of 7 Pages

Commencing on April 9, 2013, the holders of Registrable Securities that have an aggregate value of at least $5.0 million will be entitled to require the Company to register the Registrable Securities on a Form S-3 if the Company is eligible to file a registration statement on Form S-3 that will become automatically effective upon filing, subject to certain exceptions.

Pursuant to the Stockholders Agreement and subject to certain limitations, the Company will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Stockholders Agreement.

The Stockholders Agreement also contains customary cross-indemnification provisions, pursuant to which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Company, and the selling stockholders are obligated to indemnify the Company for material misstatements or omissions attributable to them.

The registration rights under the Stockholders Agreement shall terminate upon the earlier of: (i) when all of the Registrable Securities could be sold pursuant to a registration statement or Rule 144 under the Securities Act; (ii) the sale of all or substantially all of the assets or business of the Company, by merger, sale of assets or otherwise; and (iii) October 16, 2015.

Employment Agreement

On May 15, 2006, Dr. Pruzanski entered into an employment agreement with the Company. This employment agreement provided for an initial term of one year with automatic renewals each year thereafter unless terminated by either the Company or Dr. Pruzanski.

If the Company does not renew Dr. Pruzanski’s employment at the end of the employment term, Dr. Pruzanski is terminated by the Company without cause, he resigns with good reason or Dr. Pruzanski is terminated due to his death or disability, among other things, all of Dr. Pruzanski’s stock options and equity awards granted after the date of his employment agreement will vest immediately and his stock options will be exercisable for three years from the effective date of termination. In the event that Dr. Pruzanski is terminated for cause or he terminates his employment without good reason, all of his unvested equity awards and stock options will immediately be forfeited and all of his vested stock options will be exercisable for three years from the effective date of termination. The above provisions in Dr. Pruzanski’s employment agreement relating to the vesting of equity awards are in addition to the vesting provisions contained in the Company’s equity incentive plans.

Receipt of the severance benefits described above is conditioned upon Dr. Pruzanski entering into a severance agreement, including a release of claims, with the Company. Dr. Pruzanski has acknowledged and agreed that the timing of payments may be modified to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

Under Dr. Pruzanski’s employment agreement, “cause” for termination shall be deemed to exist upon (a) a good faith finding by a majority of the members of the board (excluding Dr. Pruzanski) that (i) Dr. Pruzanski has engaged in dishonesty, willful misconduct or gross negligence, or (ii) Dr. Pruzanski has materially breached the employment agreement, and has failed to cure such conduct or breach within 30 days after his receipt of written notice from the Company, or (b) Dr. Pruzanski’s conviction or entry of nolo contendere to any crime involving moral turpitude, fraud or embezzlement, or any felony. Under Dr. Pruzanski’s employment agreement, “good reason” is defined as a material change in duties, position, responsibilities or reporting requirements, relocation of Dr. Pruzanski’s place of employment by more than 50 miles from his principal residence or place of employment prior to such change or the material breach of the employment agreement by the Company.

The foregoing description of the terms of the Stockholders Agreement and Dr. Pruzanski’s employment agreement is intended as a summary only and is qualified in its entirety by reference to the Stockholders Agreement and employment agreement, which are filed as exhibits to this Statement and incorporated by reference herein.

CUSIP No. 45845P108	13D	Page 6 of 7 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description
1.	Third Amended and Restated Stockholders Agreement by and among the Company and the other persons and entities party thereto, dated as of August 9, 2012 (Incorporated by reference to Exhibit No. 4.2 to the Company’s Registration Statement on Form S-1, filed with the SEC on September 4, 2012).
2.	Employment Agreement by and between the Company and Mark Pruzanski, dated May 15, 2006 (Incorporated by reference to Exhibit No. 10.4.1 to the Company’s Registration Statement on Form S-1, filed with the SEC on September 4, 2012).

CUSIP No. 45845P108	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2013

/s/ Mark Pruzanski
Mark Pruzanski, M.D.